U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NO. 0-10661

CUSIP NO. 896095106

    Check one:
       [ ] Form 10-K    [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q
       [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:  June 30, 2010
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  All

Part I -- Registrant Information

TriCo Bancshares
Full Name of Registrant

Former Name if Applicable

63 Constitution Drive
Address of Principal Executive Office (Street and Number)

Chico, California   95973
City, State and Zip Code

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]
(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

On May 28, 2010, the Registrant’s subsidiary, Tri Counties Bank, purchased and assumed certain of the assets and deposits of Granite Community Bank, N.A. (“Granite”) in an FDIC-assisted transaction.  The Registrant has experienced a delay in completing its Quarterly Report on Form 10-Q for the quarter-ended June 30, 2010 as a result of the additional time required to collect, evaluate and integrate into its financial statements information concerning the transaction, the assets purchased and the deposits assumed.  It is anticipated that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of the Registrant’s Form 10-Q.

Part IV -- Other Information

(1)  Name and telephone number of person to contact in regard to this notification

Thomas J. Reddish                                                        (530) 898-0300
(Name)                                                (Area Code)                     (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
[X] Yes   [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No

As reported in its press release included as an exhibit to its Current Report on Form 8-K filed on August 3, 2010, the Registrant anticipates that, for the three months ended June 30, 2010, it will report net income of $1,320,000, or $0.08 per diluted share, as compared to net income of $2,512,000, or $0.16 per diluted share for the three months ended June 30, 2009.  The decrease in net income for the three months ended June 30, 2010 compared to the same period of the prior year is principally attributable to decreased net interest income and increased provision for loan losses that were partially offset by decreased noninterest expense.  For the six months ended June 30, 2010, the Registrant anticipates that it will report net income of $2,878,000, or $0.18 per diluted share, as compared to net income of $5,394,000, or $0.34 per diluted share for the six months ended June 30, 2009.  The decrease in net income for the three months ended June 30, 2010 compared to the same period of the prior year is principally attributable to decreased net interest income and increased provision for loan losses that were partially offset by increased noninterest income and decreased noninterest expense.  Noninterest income for the three and six month periods ended June 30, 2010 includes a bargain purchase gain on acquisition of $232,000 relating to the acquisition of assets of Granite.

TriCo Bancshares
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 9, 2010                                                             By: /s/ Thomas J. Reddish
         Thomas J. Reddish, Executive Vice President &
         Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).